As filed with the Securities and Exchange Commission on August 28, 2002



                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

         Results for the three months and six months ended June 30, 2002


                             DYNEA INTERNATIONAL OY

                      13 Snellmaninkatu, Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F  [X]                            Form 40-F  [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes   [ ]                                 No  [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                  N/A

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              DYNEA INTERNATIONAL OY





                                              By: /s/ Filip Frankehaeuser
                                                  -----------------------------
                                                  Name: Filip Frankehaeuser
                                                  Title: Chief Financial Officer



Date: August 28, 2002

Exhibit 1:     Results for the three months and six months ended June 30, 2002.

Dynea International Oy


Management discussion and analysis

This discussion and analysis should be read together with the consolidated financial statements of Dynea International, and the notes related to those financial statements.

Some statements in this discussion are not historical facts and are "forward-looking." Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Dynea International's actual results, performance or achievements or industry results to be materially different from those expressed or implied by those forward-looking statements. A discussion of important factors that could cause Dynea International's actual results of operations or financial condition to differ from expectations is set forth from time to time in its periodic filings with the U.S. Securities and Exchange Commission. Dynea International's results for the period from January 1, 2002 to June 30, 2002 are not necessarily indicative of results that will be achieved during the year ending December 31, 2002.

The segments listed below are described in this report for the three and six month periods ended June 30, 2002:

Bonding & Surfacing consists of Dynea International's bonding and surfacing manufacturing operations, which includes resins, wood and specialty adhesives and paper overlay products.

Oil Field Chemicals includes oil field chemical production operations for chemicals that are used to facilitate oil production and transportation.

Other Operations includes several small non-core operations such as a polyvinyl chloride manufacturing plant in Finland, and certain corporate functions and treasury operations. These results also include Det Gjensidige Forsikringsselskap Explosionskade ("DGFE"), a captive insurance company that insures Dyno and affiliated companies primarily for risks related to its explosives business. This captive insurance company is in the process of being liquidated and its operations are no longer significant to Dynea International.

Operations that have been sold

Polyester consisted of Dynea International's unsaturated polyester resins and gel coat manufacturing operations, which customers use in the building and construction, land transport and marine industries. These operations were sold in April 2001.

Operating results for the three and six month periods ended June 30, 2002 compared to operating results for the three and six month periods ended June 30, 2001

The financial data for the three and six month periods set out below are derived from Dynea International's consolidated profit and loss accounts for that period. These consolidated financial statements were prepared in accordance with International Accounting Standards ("IAS").

                                       3 months ended    3 months ended    6 months ended    6 months ended
                                       June 30, 2002     June 30, 2001     June 30, 2002     June 30, 2001
Sales
   Bonding & Surfacing..............         220.4             244.5             433.4             486.1
   Oil Field Chemicals..............          18.1              15.8              37.0              30.5
   Other Operations.................           6.5               6.7              12.8              13.5
   Operations That Have Been Sold...           0.0              11.1               0.0              42.1
                                       ---------------------------------------------------------------------
   Total............................         245.0             278.1             483.2             572.2

Primary Operating Expenses (1)
   Bonding & Surfacing..............         195.7             224.4             383.8             444.9
   Oil Field Chemicals..............          16.2              13.9              33.2              27.1
   Other Operations.................           7.9               8.4              15.3              17.1
   Operations That Have Been Sold...           0.0              11.5               0.0              39.9
                                       ---------------------------------------------------------------------
   Total............................         219.8             258.2             432.3             529.0

EBITDA(2)
   Bonding & Surfacing..............          24.7              20.1              49.6              41.2
   Oil Field Chemicals..............           1.9               1.9               3.8               3.4
   Other Operations.................          -1.4              -1.7              -2.5              -3.6
   Operations That Have Been Sold...           0.0              -0.4               0.0               2.2
                                       ---------------------------------------------------------------------
   Total............................          25.2              19.9              50.9              43.2

Depreciation and Amortization
   Bonding & Surfacing..............           9.1              10.1              18.5              20.1
   Oil Field Chemicals..............           0.3               0.2               0.6               0.4
   Other Operations.................           4.0               4.2               7.9               7.9
   Operations That Have Been Sold...           0.0               0.4               0.0               1.6
                                       ---------------------------------------------------------------------
   Total............................          13.4              14.9              27.0              30.0

Restructuring and Impairment
   Bonding & Surfacing..............           0.0              -3.0               0.0              -2.9
   Oil Field Chemicals..............           0.0               0.0               0.0               0.0
   Other Operations.................           0.0               0.7               0.0               0.7
   Operations That Have Been Sold...           0.0               3.0               0.0               3.0
                                       ---------------------------------------------------------------------
   Total............................           0.0               0.7               0.0               0.8
Operating Profit
   Bonding & Surfacing..............          15.6              13.0              31.1              24.1
   Oil Field Chemicals..............           1.6               1.7               3.2               3.0
   Other Operations.................          -5.4              -6.7             -10.4             -12.3
   Operations That Have Been Sold...           0.0              -3.7               0.0              -2.4
                                       ---------------------------------------------------------------------
   Total............................          11.8               4.3              23.9              12.4
   Finance Costs....................           5.8              16.4              18.7              36.8
   Shares of Results of Associates
     and Joint Ventures.............           0.3               5.7              -0.8              10.9
   Income Tax Expense (Benefit).....           1.7              -1.2               3.1               0.5
   Minority Interest................          -0.7              -0.9              -1.6              -1.5
                                       ---------------------------------------------------------------------
   Net Profit/Loss..................           3.9              -6.4              -0.3             -15.5
                                       ---------------------------------------------------------------------

(1) Primary operating expenses represent changes in inventories of finished goods and work in progress, raw materials and consumables used, services and rents, staff costs, and other operating expense, offset by other operating income less restructuring and impairment charges.

(2) EBITDA, as defined by Dynea International, represents operating income excluding restructuring and impairment charges and depreciation and amortization charges. Because EBITDA is not calculated identically by all companies the presentation herein may not be comparable to other similarly titled measures of other companies.



Sales

Dynea International's sales in the second quarter of the year 2002 decreased 13.5% to (euro)245.0 million from (euro)278.1 million in the three months ended June 30, 2001. Similarly. Dynea International's sales in the first six months of 2002 decreased 16% to (euro)483.2 million from (euro)572.2 million in the first six months of 2001.

Bonding and Surfacing

During the first six months of 2002, sales from bonding and surfacing decreased 11% to (euro)433.4 million compared with (euro)486.1 million in the first six months of 2001. In addition, sales from bonding and surfacing decreased approximately 11% to (euro)220.4 million in the three months ended 30 June 2002 from (euro)244.5 million in the three months ended 30 June 2002. Sales volume for resins products increased slightly (2%) during the first six months of 2002 compared to sales volume for the first six months of 2001, while paper overlay volumes increased 8% during the same period. The lower sales value is attributable to the lower average prices for our resin products. Resin product prices are based on raw material prices and due to decreases in raw material prices during this period, resins product prices were lower than in previous year. Consequently bonding and surfacing sales decreased in the first six months of 2002 as compared to the same period previous year

In North America, demand for panel board resins products improved both during the entire first half of 2002 and in also during the second quarter of 2002 compared to the corresponding periods in 2001. Consequently, sales volumes were higher in the first six months of 2002 as compared to the same period in 2001.

In Europe, despite of the continuing downturn in the German construction industry, which generally reduced demand, Dynea International was able to slightly increase panel board resins volumes in the second quarter of 2002 compared with the second quarter of 2001 and cumulative sales volume at the end of June 2002 reached the level of cumulative sales as of the end of June 2001.

In Asia Pacific, demand for panel board resins increased in the second quarter of 2002 compared to the second quarter of 2001. Due to increased volumes in the second quarter of 2002, sales volume for the six months ended June 30, 2002 exceeded sales volume in the region for the six months ended June 30, 2001.

Oil Field Chemicals

During the first six months of 2002, sales from oil field chemicals increased 21% to (euro)37.0 million from (euro)30.5 million in the first half of 2001. In addition, sales from oil field chemicals increased to (euro)18.1 million in the three months ended June 30, 2002 from (euro)15.8 million in the three months ended June 30, 2001 and. The increase in sales in the first six months of 2002 was partly attributable to the lower sales in first and second quarter of 2001 due to accidents at two main customer sites in Europe leading to decreased orders for oil field chemicals products. In addition, the increase in sales was attributable to increased deliveries in the European market during the first half of 2002.

Other operations

Sales in other operations resulted mainly from the operations of the PVC manufacturing plant, and there was no significant change within this segment. Sales totaled (euro)12.8 million in the first half of 2002 compared with
(euro)13.5 million in the first half of 2001 and (euro)6.5 million in the three months ended June 30, 2002 compared to (euro)6.7 in the three months ended June 30, 2001.

Operations that have been sold

There were no sales reported from operations that have been sold during the first six months of 2002 as opposed to (euro)42.1 million during the first six months of 2001, due to the sale of the polyester business in April 2001.

Operating profit

Bonding and Surfacing

Operating profit for bonding and surfacing products increased 29% to (euro)31.1 million in the first six months of 2002 from (euro)24.1 million in the first six months of 2001 and increased 20% to (euro)15.6 million in the three months ended June 30, 2002 compared to the three months ended June 30, 2001.

The increase in the first half of 2002 as compared to the first half of 2001 was mainly attributable to the decrease in operating expenses; which decreased 14% to (euro)383.8 million from (euro)444.9 million during the same periods. This decrease was mainly attributable to the decrease in the prices of the main raw materials used to make bonding and surfacing products (methanol, phenol, urea and melamine) during the first half of 2002 as compared to half-year 2001. The decrease in average methanol prices was 45% and for other raw materials the decrease varied from 8% to 37% depending on the raw material and market area.

In North America, especially in the second quarter of 2002, despite intensifying competition, Dynea International was able to improve its performance from the level of 2001and for the corresponding six months period operating profit increased. Efficiency improvements, new paper overlay customers and increased sales volumes in panel board resins were the main contributors to the improved performance.

In Europe, difficult market conditions continued during the whole of first half of 2002, but Dynea International was able to improve its operating profit during the second quarter of 2002 as well as for the half- year period, compared to the corresponding periods in 2001 through cost saving efforts and improved production efficiency.

In Asia Pacific, operating profit increased during the second quarter of 2002, and thus operating profit was higher for the first six months of 2002 compared to the first six months of 2001. In the second quarter increased volumes were the main contributor to improved operating profit, although product margins improved in this region for the first six months of 2002 compared to the first six months of 2001.

Depreciation and amortization charges decreased by 8% in the first half of 2002 compared with the first half of 2001. There were no restructuring expenses during the second quarter of 2002.

Oil Field Chemicals

Operating profit for oil field chemicals increased 7% to (euro)3.2 million in the first six months of 2002 from (euro)3.0 million in the first six months of 2001 notwithstanding a decrease of 6% to (euro)1.6 million in the three months ended June 30, 2002 from (euro)1.7 million in the three months ended June 30, 2001.

Operating expenses increased 23% to (euro)33.2 million in the first half of 2002 from (euro)27.1 million in the first half of 2001 mainly due to increased sales. As margin remained essentially constant, increased sales resulted in an improvement in operating profit.

Other operations

Operating loss associated with other operations decreased 15%, to a loss of
(euro)10.4 million in the first six months of 2002 from a loss of (euro)12.3 million in the first six months of 2001 and, correspondingly, to a loss of
(euro)5.4 million in the three months ended June 30, 2002 from a loss of
(euro)6.7 million in the three months ended June 30, 2001. Half-year operating expenses decreased mainly due to savings achieved through restructurings implemented in late 2000 and during 2001. Depreciation and amortization charges for other operations were (euro)7.9 million at the end of the second quarter of 2002 including goodwill amortization of (euro)6.4 million.

Operations that have been sold

There was no operating profit reported for operations that have been sold during the first six months of 2002 as opposed to a loss of (euro)2.4 million in the first six months of 2001, as a result of the sale of the polyester business in April 2001.

Finance costs

          Three-Month Period from                     Six-Month Period from
             April 1 to June 30                       January 1 to June 30
              ((euro) million)                           ((euro) million)

          2002               2001                     2002             2001
           5.8               16.7                     18.7             36.8


Finance costs decreased by 49% to (euro)18.7 million in the first six months of 2002 from (euro)36.8 million in the first six months of 2001 and decreased to
(euro)5.8 million in the three months ended 30 June 2002 from (euro)16.7 million in the three months ended 30 June 2001. Net interest expense was (euro)30.9 million in the first six months of 2002 compared to (euro)36.4 million in the first six months of 2001. Net interest expense reduction of (euro)5.5 million in the first half of 2002 resulted mainly from the repayment of senior bank loans with proceeds from the sale of the polyester business. The rest of the reduction in finance costs during the six month period, (euro)12.6 million, is attributable mainly to foreign exchange gains, which totaled to (euro)15.0 million in the first half of 2002 compared to (euro)3.0 million in the first half of 2001.


Share of results in associates and joint ventures


          Three-Month Period from                     Six-Month Period from
            April 1 to June 30                         January 1 to June 30
             ((euro) million)                            ((euro) million)

          2002               2001                     2002             2001
           0.3                5.7                     -0.8             10.9


Share of results in associates and joint ventures decreased to a loss of
(euro)0.8 million in the first six months of 2002 from a profit of (euro)10.9 million in the first six months of 2001 and decreased to (euro)0.3 million in the three months ended 30 June 2002 from (euro)5.7 million in the three months ended 30 June 2001. The decrease was mainly attributable to the performance of Dynea International's 40% investment in the Methanor v.o.f. joint venture. The share of result for the second quarter of 2002 was slightly positive and improved from the loss in the first quarter of 2002, thanks to increasing methanol prices from during the year, though the price level was clearly lower than 2001. During the first half of 2002 compared with the first half of 2001 operating profit was lowered due to the large decrease in methanol prices for the same periods.

Income tax expense

During the first half in 2002, the income tax expense increased to (euro)3.1 million compared with tax expense of (euro)0.5 million in the first half of 2001 and increased to (euro)1.7 million in the three months ended 30 June 2002 from a net tax gain of (euro)1.2 million in the six months ended 30 June 2001. Improved performance levels and operating profit in the first half of 2002 were the main reason for increase.


Minority interest

Minority interest increased to (euro)-1.6 million in the first six months of 2002 from (euro)-1.5 million 2001 in the first six months of 2001 although minority interest decreased to (euro)0.7 million in the three months ended 30 June 2002 from (euro)0.9 million in the three months ended 30 June 2001.

Net loss

Dynea International's half-year net loss was (euro)0.3 million compared to a net loss of (euro)15.5 million for the corresponding period in 2001 and Dynea International had a net profit for the three months ended 30 June 2002 of
(euro)3.9 million compared to a net loss of (euro)6.4 million during the three months ended 30 June 2001. The improvement was attributable to the higher operating profit and lower financial expenses in the first half of 2002, offset by the lower share of result in associates and joint ventures.

Liquidity and financial condition

Dynea International's liquidity situation improved slightly during the second quarter of 2002, after remaining largely unchanged during the first quarter of 2002. In the first quarter of 2002 Dynea International's working capital increased by (euro)13.1 million and Dynea International received an equity contribution of (euro)7 million from its owners in March. Cash levels were reduced in the first quarter of 2002 mainly due to the fact that Dynea International made the two final prepayments of senior long-term loans for
(euro)12.0 million from the proceeds received from the sale of its polyester business.

During the second quarter of 2002, working capital was reduced by (euro)9.3 million and also cash levels were further reduced resulting in a total cash balance at June 30, 2002 of (euro)37.4 million compared to (euro)45.0 million at March 31, 2002 and (euro)59.5 at December 31, 2001. Dynea International intends to continue to engage in efforts to reduce cash levels in order to reduce short-term loans and net financial costs.

Interest paid in first half of 2002 amounted to (euro)32.7 million and interest received was (euro)0.7 million. At the end of June, Dynea International made a scheduled biannual repayment of senior long-term loans of (euro)8.4 million. In the first half of 2002, Dynea International also repaid (euro)5.7 million short-term loans drawn under its (euro)100 million revolving credit facility and at the end of June 2002 the total balance drawn was (euro)89.3 million, consisting of (euro)79.4 million short-term loans and (euro)9.9 million guarantees and letters of credit.

At the end of July 2002, the total revolving credit facility balance was further reduced to (euro)84.5 million. The balance is expected to increase in August 2002 as the next interest payment under the senior notes falls due.

In June 2002, Dynea International reached an agreement with its senior lenders to amend certain financial undertakings (covenants) for the two quarters ending on June 30, 2002 and September 30, 2002, respectively. The new covenant levels are:

                                                 12 months ending             12 months ending
                                                  June 30, 2002              September 30, 2002
                                             Amended          Original    Amended         Original
EBITDA to Total Net Interest Costs             1.40x            1.50x      1.45x            1.55x
EBITDA to Total Net Senior Interest Costs      2.55x            2.85x      2.75x            2.90x
Total Net Debt to EBITDA                       6.70x            6.70x      6.35x            6.20x

Other covenants were left unchanged. Dynea International was in compliance with all covenants for the 12 months ending June 30, 2002.

At June 30, 2002, Dynea International's net debt stood as follows:

                                   June 30, 2002        December 31, 2001
                                  (euro) million)        (euro) million)
Gross debt, nominal value               629.9                  669.8
Capitalized fees                        -28.4                  -30.6
Gross debt, carrying value              601.5                  639.2

Cash                                     37.4                   59.5
Marketable securities                     1.7                    1.7
Net Debt                                562.5                  578.0

Capital Expenditures

Capital expenditures during the first six months of 2002 amounted to (euro)8.9 million. This expenditure was mainly for replacement investments at several sites.

Quantitative and Qualitative Market Risk Disclosure

Financial Risk Management

Dynea International's business operations give rise to exposure to market risks due to changes in foreign exchange and interest rates. In addition, Dynea International's high level of debt exposes it to the effects of changes in interest rates. To manage these risks, Dynea International enters into hedging transactions and generally uses derivative financial instruments, pursuant to established guidelines and policies, which enable Dynea International to mitigate the adverse effects of financial market risk. These hedging instruments are classified in a manner consistent with the item being hedged, meaning that the associated asset and liability items are marked-to-market at each balance sheet date through current period earnings.

Dynea International does not anticipate any material adverse effect on its consolidated position, result of operations, or cash flows, resulting from the use of derivative financial instruments. Dynea International cannot guarantee, however, that its hedging strategies will be effective, or that translation losses can be minimized or forecasted accurately.

Foreign Exchange Risk and Interest Rate Risk

Dynea International's operations are conducted by many entities in many countries, and accordingly, its results of operations are subject to currency transaction risk and currency translation risk. Dynea's historical results were particularly affected by exchange rate fluctuations between the euro and other currencies, such as the U.S. dollar, the Norwegian kroner, and the Canadian dollar and also by exchange rate fluctuations between the Norwegian kroner against other currencies, such as the U.S. dollar. Foreign exchange exposures are managed against various local currencies, as Dynea International has a significant amount of worldwide production and sales.

Because Dynea International has global investments, production facilities and other operations, Dynea International has assets and liabilities and cash flows in currencies other than the euro. The equity changes caused by movements in foreign exchange rates are shown as translation difference in its financial statements. Dynea International hedges its exposures on a net exposure basis using foreign currency forward contracts. Dynea International's main exposures are related to assets and liabilities denominated in the currencies of the United States, Norway and Canada. Dynea International's businesses includes a large portion of cross border and other sales incurring foreign exchange transaction risks, as well as raw material sourcing and other costs in various currencies. Dynea International's main adhesive resin business sales are, however, largely conducted within a limited geographic area near its production sites, which somewhat limits its foreign exchange transaction exposures.

Dynea International's main objective of interest rate risk management will continue to be to reduce its total funding cost and to alter the interest rate exposure to the desired risk profile. Under the terms of the senior credit agreement, Dynea International is required to hedge at least 50% of the aggregate amount of the senior term loans through interest rate protection agreements for a period of at least three years. Dynea International has historically primarily borrowed in the euro, U.S. dollar, Canadian dollar, and Norwegian kroner, among other currencies. Its historical policy was to hedge approximately 50% of borrowings against future movements in interest rates.

Interest Rate Exposure

As of June 30, 2002, Dynea International had (euro)292.7 million in syndicated long-term variable rate debt, of which (euro)174.1 million was hedged through LIBOR-based participating swaps that had a remaining average life of approximately 9 months. These swaps effectively hedge for 50% interest rate change until the defined capped rate of interest, after which the hedge is 100%. Capped interest rates for Norwegian kroner, Canadian dollar and euro were 8%, 7% and 5%, respectively. In addition, Dynea International has U.S. dollar denominated caps with 2 different capped interest rates. One contract with nominal value of $10 million has a capped rate of 7.50% and the other contract with a nominal value of $30.5 million has a capped rate of 7.25%. An interest rates average increase of 25 basis points would cause Dynea International's annual interest expense to increase about (euro)0.5 million, with those interest rates being below the capped rates of interest.

Interest rate swaps involve the exchange of floating for fixed rate interest payments to effectively convert floating rate debt into fixed rate debt. The fair value of Dynea International's interest rate derivatives outstanding as of June 30, 2002 and June 30, 2001 were -(euro)1.9 and -(euro)2.5 million, respectively.

  Interest Rate Swaps            Notional
                                 Amount             Maturity
                                 ----------------   ----------------------------
                                 (euro) million)
Variable to Fixed:
     Norwegian kroner .........    41.2             October 2003
     Euro .....................    14.3             December 2002
     U.S. dollar ..............    81.2             December 2002 / January 2003
     Canadian dollar ..........    37.5             December 2002 / January 2003

Short-term loans also involve interest rate risk. The Company mainly borrows under revolving credit facility to cover working capital and other needs. The balance of revolving credit facility was (euro)79.4 million as of June 30, 2002.

Foreign Currency Exchange Rate Exposure

At June 30, 2002, Dynea International had foreign exchange contracts outstanding in various currencies. Dynea International's primary net foreign currency exposures at June 30, 2002 included U.S. dollar, Norwegian kroner and Canadian dollar. Consistent with the nature of the economic hedge of such foreign currency exchange contracts, decreases or increases of the underlying instrument or transaction being hedged would offset the corresponding unrealized gains or losses, respectively. The fair value of Dynea International's foreign exchange forward contracts that were outstanding as of June 30, 2002 and June 30, 2001, were (euro)6.8 million and -(euro)6.8 million, respectively.

Dynea International Oy

2nd Quarter 2002




Dynea International Oy and Subsidiaries
Consolidated condensed income statement

(unaudited)
(all amounts in (euro) millions)          3 months ended   3 months ended   6 months ended   6 months ended     12 months ended
                                           June 30, 2002    June 30, 2001    June 30, 2002     June 30,2001    December 31, 2001
Sales                                           245.0           278.1            483.2            572.2             1049.6

Other operating income                           3.5             3.1              6.6              6.1               11.3

Expenses                                        223.3           261.3            438.9            535.1              985.9
Depreciation and Amortization                   13.4             14.9             27.0             30.0              56.5
Restructuring and other related charges          0.0             0.7              0.0              0.8                3.2
                                           -------------------------------------------------------------------------------------
Operating profit                                11.8             4.3              23.9             12.4              15.3
Finance costs
  Interest expense, net                         15.3             16.4             30.9             36.4              73.7
  Other financial expense (income)              -9.6             0.3             -12.3             0.4                6.5
Total finance costs                              5.8             16.7             18.7             36.8              80.2

Share of result
of associates and joint ventures                 0.3             5.7              -0.8             10.9               9.7
                                           -------------------------------------------------------------------------------------

Profit (loss) before income tax
and minority interests                           6.3             -6.7             4.4             -13.5              -55.2

Income tax expense (benefit)                     1.7             -1.2             3.1              0.5               -7.6

Minority interest                               -0.7             -0.9             -1.6             -1.5              -2.4
                                           -------------------------------------------------------------------------------------

Net profit (loss)                                3.9             -6.4             -0.3            -15.5              -50.0
                                           =====================================================================================

Dynea International Oy and Subsidiaries
Consolidated condensed balance sheet


(unaudited)
(all amounts in (euro) millions)
                                                    As at June 30,    As at June 30,   As at December
                                                         2002              2001            31, 2001
ASSETS
Non-current assets
Intangible assets                                        260.7            263.2              269.2
Property, plant and equipment                            428.8            474.8              457.3
Investments in associates and joint ventures              37.1             45.0               39.3
Other non-current assets                                   3.7             53.8                3.0
                                                   ---------------------------------------------------
                                                         730.3            836.8              768.8

Current assets
Inventories                                               76.6             91.3               73.5
Receivables                                              143.9            162.2              148.6
Other current assets                                      10.8             83.6               13.0
Cash and cash equivalents                                 37.4            101.5               59.5
                                                   ---------------------------------------------------
                                                         268.8            438.6              294.6

Total assets                                             999.1          1,275.4            1,063.4
                                                   ===================================================


SHAREHOLDERS' EQUITY AND LIABILITIES
Shareholders equity
Share capital                                            288.0            281.0              281.0
Retained deficit                                        -134.4           -118.5             -108.3
                                                   ---------------------------------------------------
                                                         153.6            162.5              172.7

Minority interests                                        11.1              9.6               10.0

Non-current liabilities
Borrowings                                               497.9            628.8              517.5
Other non-current liabilities                             83.1            112.1               87.0
                                                   ---------------------------------------------------
                                                         581.0            740.9              604.5

Current liabilities
Borrowings and current portion of long-term debt         103.8            108.8              121.7
Accounts payable                                          85.3             99.0               82.9
Other current liabilities                                 64.3            154.6               71.6
                                                   ---------------------------------------------------
                                                         253.4            362.4              276.2

Total liabilities                                        834.4          1,103.3              880.7

Total equity and liabilities                             999.1          1,275.4            1,063.4
                                                   ===================================================

Dynea International Oy and Subsidiaries
Consolidated condensed cash flow statement

(unaudited)
(all amounts in (euro) millions)

                                                   3 months ended  3 months ended  6 months ended  6 months ended   12 months ended
                                                   June 30, 2002   June 30, 2001   June 30, 2002   June 30, 2001   December 31, 2001
Cash flow from operating activities
Net profit/loss                                          3.9            -6.4             -0.3          -15.5            -50.0
 Adjustments, total                                     21.4            25.6             51.3           57.9            135.3
Net profit before change in net working capital         25.3            19.2             51.0           42.4             85.3
 Change in net working capital                           9.3            24.2             -3.8           -5.2             37.4

Cash generated from operations                          34.6            43.4             47.2           37.2            122.7

 Interest received                                       0.3             1.4              0.7            2.7             11.4
 Interest paid                                          -9.9           -11.3            -32.7          -41.1            -87.5
 Other financial expense and income                     -1.3            -6.4             -0.8           -7.9             -9.4
 Income taxes paid/tax refund                           -2.7            -8.2             -2.2           -7.6            -36.9

Net cash provided by (used in) operating activities     21.0            18.9             12.2          -16.7              0.3

Acquisitions
Disposals of businesses                                                 56.0                            57.9             67.2
Purchase of property, plant and equipment               -6.3            -7.0             -8.9          -12.1            -28.9
Other investing cash flow, net                                           6.5                             7.5              7.8
                                                    --------------------------------------------------------------------------------
Net cash (used in) provided by investing activities     -6.3            55.5             -8.9           53.3             46.1

Issuance of share capital/capital contribution           0.0             0.0             15.2            4.5             34.5
Net proceeds from borrowings                           -21.8           -17.4            -41.1           20.2            -61.8
                                                    --------------------------------------------------------------------------------
Net cash (used in) provided by financing activities    -21.8           -17.4            -25.9           24.7            -27.3

Decrease/ Increase in cash and cash equivalents         -7.1            57.0            -22.6           61.3             19.1

Movement in cash and cash equivalents
At start of the interim period                          45.0            44.5             59.5           40.2             40.2
Effect of exchange rates                                -0.5                              0.5                             0.2
Decrease/increase                                       -7.1            57.0            -22.6           61.3             19.1
                                                    --------------------------------------------------------------------------------

At end of the interim period                            37.4           101.5             37.4          101.5             59.5
                                                    ================================================================================




Consolidated condensed statement of changes in equity
                                                                                                    Cumulative
                                                 Issued and Paid    Issued but not     Retained     Translation
                                                  Share Capital   Paid Share Capital   Deficit      difference        Total

Balance at 1 January 2001                              276.5             4.5            -71.5           -9.5           200.0
Transfers                                                4.5            -4.5
Translation adjustment                                                                                 -22.0           -22.0
Net loss                                                                                -15.5                          -15.5
                                                   --------------------------------------------------------------------------------
Balance at 30 June 2001                                281.0             0.0            -87.0          -31.5           162.5


Balance at 1 January 2002                              281.0             0.0            -83.3          -25.0           172.7
Shares issued                                            7.0                                                             7.0
Translation adjustment                                                                                 -25.8           -25.8
Net loss                                                                                 -0.3                           -0.3
                                                   --------------------------------------------------------------------------------
Balance at 30 June 2002                                288.0             0.0            -83.6          -50.8           153.6

Dynea International Oy and Subsidiaries
Notes to interim consolidated condensed financial statements


1. Accounting policies

These unaudited interim consolidated condensed financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting. The accounting policies used in the preparation of the interim financial statements are consistent with those used in the Company's consolidated financial statements for the year ended December 31, 2001.

Income tax expense is recognised based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

2. Segment information

(unaudited)
(all amounts in (euro) millions)
                                    3 months ended   3 months ended   6 months ended   6 months ended    12 months ended
                                    June 30, 2002    June 30, 2001    June 30, 2002    June 30, 2001    December 31, 2001
Sales

Bonding & Surfacing                        220.4            244.5           433.4             486.1             915.9
Oil Field Chemicals                         18.1             15.8            37.0              30.5              66.6
Other operations                             6.5              6.7            12.8              13.6              25.0
PC                                                           42.1             0.0              42.1
Operations that have been sold               0.0             11.1             0.0              42.1              42.1
----------------------------------------------------------------------------------------------------------------------
Total sales                                245.0            278.1           483.2             572.3            1049.6

Operating profit

Bonding & Surfacing                         15.6             13.0            31.1              24.1              37.6
Oil Field Chemicals                          1.6              1.7             3.2               3.0               5.5
Other operations                            -5.4             -6.7           -10.4             -12.3             -24.5
Operations that have been sold               0.0             -3.7             0.0              -2.4              -3.3
----------------------------------------------------------------------------------------------------------------------
Total                                       11.8              4.3            23.9              12.4              15.3

In 2001 the reported sales and operating profit in respect of operations that have been sold also includes the Polyester segment that has been sold on April 30, 2001.

Dynea International Oy and Subsidiaries
Notes to interim consolidated condensed financial statements


3. Commitments and contingencies

                                           6 months ended       12 months ended
                                           June 30, 2002       December 31, 2001
   Loans against which pledges
   and mortgages have been given:
   Loans from credit institutions                 622.1                668.7

   Chattel mortgages                               58.9                 58.9
   Real estate mortgages                          229.1                251.6
   Other securities given                         302.8                521.6
                                           -------------------------------------
   Collaterals total                              590.8                832.0

   Other securities                                 1.2                  1.2

   Leasing commitments
   Portion falling due during the next
   financial year                                   7.2                  5.0
   Portion for subsequent years                    24.9                 19.9
                                           -------------------------------------
   Total                                           32.1                 24.9



Nominal and fair values of derivative financial instruments

                                               -------------------------------------------------------------------------
                                                 6 months ended June 30, 2002        12 months ended December 31, 2001
                                               -------------------------------------------------------------------------
                                                 Nominal                Fair            Nominal                Fair
                                                  amount               value             amount               value
                                               -------------------------------------------------------------------------
Derivative financial instruments
   Interest rate swaps and caps                    261.2                (1.9)             184.6                (3.7)
   Foreign exchange forward contracts              201.1                 6.8              362.8                (1.6)

Maturity of interest rate swap contracts:
   Under 1 year                                    132.9                (2.0)             109.2                (2.1)
   2-5 years                                        41.2                 0.1               75.4                (1.6)

Fair values of the interest rate swaps and foreign exchange forward contracts are recognised in the Balance Sheet under Current Assets or Current Liabilities. Positive and negative fair values of financial instruments are shown under Receivables or Other Current Liabilities in accordance with IAS 39. The nominal amounts of derivatives summarized in the above table do not represent amounts exchanged by parties and, thus, are not a measure of Dynea International's exposure from its use of derivatives. The nominal amounts for the forward exchange contracts include positions, which have been effectively closed off.

Dynea International Oy and Subsidiaries
Notes to interim consolidated condensed financial statements


4. Related Party Transactions

Sales and Purchases of Goods

Dynea International sold products at market prices, to Paroc, Sydsvenska Kemi AB and other companies, controlled by Industri Kapital, totalling approximately
(euro)5.4 million for the period from January 1, 2002 to June 30, 2002 and
(euro)10.4 million during the year ended December 31, 2001. At June 30, 2002, Dynea International had receivables of (euro) 1.5 million related to these sales.

Dynea International purchased materials and supplies, at market prices, from Sydsvenska Kemi AB and other companies, controlled by Industri Kapital, totalling approximately (euro)1.3 million for the period from January 1, 2002 to June 30, 2002 and (euro)3.9 million during the year ended December 31, 2001. At June 30, 2002, Dynea International had payables of (euro)0.2 million related to these purchases.

Dynea International purchased materials and supplies, at market prices, from associates, totalling approximately (euro)6.2 million for the period from January 1, 2002 to June 30, 2002 (euro)17.3 million during the year ended December 31, 2001.

Other Income and Expenses
A service agreement exists between Dynea International, and Dynea Oy to provide management and support services. These management and support expense charges, totalling amounted to (euro)2.7 million for the period from January 1, 2002 to June 30, 2002 and to (euro)7.1 million in 2001. At June 30, 2002, Dynea International had payables of (euro)7.4 million related to these services.

5. Subsequent event

There are no major subsequent events.